SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2019

Commission File Number: 001-36885

TANTECH HOLDINGS LTD.

(Registrant’s name)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

People’s Republic of China

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

On May 28, 2019, Tantech Holdings Ltd. (the “Company”) issued a press release announcing that it will hold its 2019 Annual Meeting of Shareholders on July 27, 2019, at 10:00 A.M., local time (10:00 P.M. ET on July 26, 2019), at 9th Floor, Block A, FPI Center, No. 459 Qianmo Rd, Binjiang District, Hangzhou City, Zhejiang Province, PRC. Shareholders as of the record date, close of business on June 24, 2019, will be entitled to vote at the meeting.

Although the Company does not provide its shareholders with any right to put any proposals before annual general meetings, any shareholder may submit a proposal to the Company for consideration of inclusion in a proxy statement. The Company has determined that June 10, 2019 should be the deadline for receipt of proposals. Such proposals by mails should be delivered to: Tantech Holdings Ltd, c/o Zhejiang Forest Bamboo Technology Co., Ltd., No. 10 Cen Shan Road, Shuige Industrial Zone, Lishui City, Zhejiang Province, PRC 323000, Attention: Corporate Secretary. Proposals by email should be sent to tantech@tantech.cn.

The press release is attached as Exhibit 99.1 to this Current Report on Form 6-K.

Exhibits No.	Description
99.1	Press Release dated May 28, 2019.

  SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: May 28, 2019	By:	/s/ Zhengyu Wang
	Name:	Zhengyu Wang
	Title:	Chief Executive Officer
(Principal Executive Officer) and Duly Authorized Officer